Exhibit 99.1

CONVENING NOTICE

This is the convening notice for the annual general meeting of shareholders of CureVac N.V. (the "Company") to be held at the Hyatt Regency Hotel, Amsterdam (address: Sarphatistraat 104, 1018 GV Amsterdam, the Netherlands) on 22 June 2022 at 14:00 p.m. Central European Summer Time (the "AGM").

The agenda for the AGM is as follows:

1.	Opening

2.	Discussion of the annual report over the financial year 2021 (discussion item)

3.	Adoption of the annual accounts over the financial year 2021 (voting item)

4.	Explanation of the dividend and reservation policy (discussion item)

5.	Release of managing directors from liability for the exercise of their duties during the financial year 2021 (voting item)

6.	Release of supervisory directors from liability for the exercise of their duties during the financial year 2021 (voting item)

7.	Re-appointment of Dr. Franz-Werner Haas as managing director and chair of the Management Board (voting item)

8.	Appointment of Dr. Malte Greune as managing director of the Management Board, COO (voting item)

9.	Appointment of Dr. Klaus Schollmeier as member of the Supervisory Board (voting item)

10.	Re-appointment of Craig Allen Tooman as member of the Supervisory Board (voting item)

11.	Appointment of Dr. Debra Barker as member of the Supervisory Board (voting item)

12.	Appointment of the external auditor for the financial year 2023 (voting item)

13.	Closing

No business shall be voted on at the AGM, except such items as included in the abovementioned agenda.

The agenda with the explanatory notes thereto, the annual report and annual accounts for the financial year 2021, and the other meeting information are available as of the date hereof for inspection and can be obtained free of charge at the office address of the Company and from the Company's website (http://www.curevac.com).

The registration date for the AGM is 25 May 2022 (the "Registration Date"). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Registration Date and who are recorded as such in the Company's shareholders' register and/or in the register maintained by the Company's U.S. transfer agent (the "Persons with Meeting Rights") may attend and, if relevant, vote at the AGM and exercise their voting rights on the voting items as included in the abovementioned agenda.

Those who beneficially own shares in the Company's capital in an account at a bank, broker, financial institution or other financial intermediary (the "Beneficial Owners") on the Registration Date, must request a proxy from their bank, broker, financial institution or other financial intermediary authorizing the relevant Beneficial Owner to attend and, if relevant, exercise voting rights at the AGM.

Persons with Meeting Rights and Beneficial Owners who wish to attend the AGM, either in person or by proxy, must notify the Company of their identity and intention to attend the AGM by sending notice to that effect to the Company by e-mail (addressed to agm2022@curevac.com). This notice must be received by the Company no later than on 17:59 p.m. (CEST) on 20 June 2022 (the "Cut-off Time"). Persons with Meeting Rights and Beneficial Owners who have not complied with this requirement may be refused entry to the AGM. Beneficial Owners must enclose with their attendance notice (i) proof of their beneficial ownership of the relevant underlying shares in the Company's capital as of the Registration Date, such as a recent account statement, and (ii) their signed proxy from the relevant bank, broker, financial institution or other financial intermediary.

Persons with Meeting Rights and Beneficial Owners who have duly registered for the AGM and who wish to have themselves represented at the AGM by a proxyholder, may do so through the use of a written or electronically recorded proxy. They must submit their signed proxy to the Company no later than the Cut-off Time. A proxy form can be downloaded from the Company's website (http://www.curevac.com). Persons with Meeting Rights and Beneficial Owners who have duly registered for the AGM may also submit questions in advance of the AGM by sending an e-mail to the Company prior to the Cut-off Time (addressed to agm2022@curevac.com), in which case the Company shall endeavor to respond to those questions at the AGM to the extent possible and allowed.

Persons with Meeting Rights, Beneficial Owners and their respective proxyholders who have not complied with these requirements may be refused entry to the AGM. In addition, only those Persons with Meeting Rights and Beneficial Owners who have properly registered for the AGM are granted the possibility by the Company to follow the AGM via webcast. In order to receive the link to stream the webcast, you will need to indicate to the Company by e-mail (addressed to agm2022@curevac.com) prior to the Cut-off Time, that you would like to follow the AGM via webcast. It will not be possible to vote or raise any questions during the live webcast.

EXPLANATORY NOTES TO THE AGENDA

These are the explanatory notes to the agenda for the annual general meeting of shareholders of CureVac N.V. (the "Company") to be held at the Hyatt Regency Hotel, Amsterdam (address: Sarphatistraat 104, 1018 GV Amsterdam, the Netherlands) on 22 June 2022 at 14:00 p.m. Central European Summer Time (the "AGM").

2.	Discussion of the annual report over the financial year 2021 (discussion item)

The Company's annual report over the financial year 2021 has been made available on the Company's website (www.curevac.com) and at the Company's office address.

3.	Adoption of the annual accounts over the financial year 2021 (voting item)

The Company's annual accounts over the financial year 2021 have been made available on the Company's website (www.curevac.com) and at the Company's office address. It is proposed that these annual accounts be adopted.

4.	Explanation of the dividend and reservation policy (discussion item)

The Company has never paid or declared any cash dividends on its ordinary shares, and the Company does not anticipate paying any cash dividends on its ordinary shares in the foreseeable future. The Company's current dividend and reservation policy is to retain all available funds and any future earnings to fund the development and expansion of the Company's business. Under Dutch law, the Company may only pay dividends to the extent its shareholders' equity (eigen vermogen) exceeds the sum of the paid-in and called-up share capital plus the reserves required to be maintained by Dutch law or by its articles of association and (if it concerns a distribution of profits) after adoption of the annual accounts by the general meeting from which it appears that such dividend distribution is allowed. Subject to such restrictions, any future determination to pay dividends will be at the discretion of the Company's management board with the approval of the Company's supervisory board and will depend upon a number of factors, including the Company's results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the management board and supervisory board deem relevant.

5.	Release of managing directors from liability for the exercise of their duties during the financial year 2021 (voting item)

It is proposed that the Company's managing directors be released from liability for the exercise of their duties during the financial year 2021. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's annual report or annual accounts over the financial year 2021 or in other public disclosures.

6.	Release of supervisory directors from liability for the exercise of their duties during the financial year 2021 (voting item)

It is proposed that the Company's supervisory directors be released from liability for the exercise of their duties during the financial year 2021. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's annual report or annual accounts over the financial year 2021 or in other public disclosures.

7.	Re-appointment of Dr. Franz-Werner Haas as managing director and chair of the Company's management board (voting item)

The Company's supervisory board has made a binding nomination to re-appoint Dr. Franz-Werner Haas as managing director of the Company's management board for a period ending at the annual general meeting of shareholders of the Company to be held in the year 2023.

Franz-Werner Haas, LLD, LLM, age 52, has been our chief executive officer and chief operating officer since August 2020 and June 2018, respectively. Mr. Haas was our chief corporate officer from 2012 until 2018 and our deputy chief executive officer from March 2020 until August 2020. Before joining CureVac, he was Vice President of Operations and Chief Compliance Officer of SYGNIS Pharma AG from May 2005 until March 2012, where he was responsible for the execution of M&A and capital market transactions. Mr. Haas started his professional career as an Assistant to the Executive Board of a privately held international commercial and service enterprise before assuming several management positions in the life science industry, including Vice President and General Counsel of LION bioscience from 2002 until December 2004. Mr. Haas also served as the General Counsel of Sirona Dental Systems from January 2005 to May 2005. He studied law at the University of Saarbruecken, K.U. Leuven and also holds an LLM from the University of Edinburgh.

The Company's supervisory board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal.

8.	Appointment of Dr. Malte Greune as managing director of the Management Board, COO (voting item)

The Company's supervisory board has made a binding nomination to appoint Dr. Malte Greune as managing director of the Company's management board for a period ending at the annual general meeting of shareholders of the Company to be held in the year 2024.

Malte Greune, Ph.D., age 57, has been our chief operating officer since July 2021. Dr. Greune joins CureVac from Sanofi-Aventis Deutschland GmbH, where he held various management positions for almost ten years. As General Manager and Vice President Cartridges, Devices & Insulin Technology Group, he was responsible for several manufacturing sites in Frankfurt. Under his leadership, six isolator filling lines for insulins, oncology drugs and biologics were set up including one for a COVID-19 vaccine. Prior to his position as Head of Diabetes, Oncology and Devices at Sanofi, he worked as the Senior Vice President of Animal Health Manufacturing for the Merck Manufacturing Division, USA, where he led an international network of 28 sites, including 18 integrated vaccine sites. Furthermore, he held various leadership roles at the pharmaceutical companies Schering-Plough and Intervet International B.V. Dr. Greune started his career at Hoechst AG in Corporate Planning. Dr. Greune received his Ph.D. in Economics from the University of Cologne, Germany, graduated from the University of Trier, Germany, and completed a Master of Business Administration at Clark University in Worcester, USA.

The Company's supervisory board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal.

9.	Appointment of Dr. Klaus Schollmeier as member of the Company's supervisory Board (voting item)

dievini (as defined in the articles of association of the Company) has made a binding nomination to appoint Dr. Klaus Schollmeier as supervisory director of the Company for a period of three (3) years, ending at the end of the annual general meeting of shareholders of the Company to be held in the year 2025.

Dr. Klaus Schollmeier, age 65, is an advisor to the Pharma/Biotech industry and member of the board and chairman of several biotech companies including Tacalyx (Germany), Modra Pharmaceuticals (Netherlands), Affiris Pharma (Austria) and Eternygen (Germany). He also advises and mentors a number of start-up companies in Europe as an entrepreneur in residence and business angel, including for BASF’s venture builder Chemovator.

He was Chief Executive Officer of SuppreMol in Munich from 2013 until 2015, when the company was sold to Baxalta. From 2004 to 2011, he served as CEO of Santhera in Basel, and as Chairman of the Board of Santhera until 2013. Schollmeier joined Graffinity Pharmaceuticals AG in Heidelberg, Germany as CEO in 2003 and merged the company with MyoContract AG, Basel in 2004 to form Santhera.

Prior to joining the biotechnology industry in 2003, he was managing director of the healthcare/biotechnology group at ING-BHF Bank for ING Group Europe. Before that, he spent 16 years in the pharmaceutical industry at BASF, Knoll and Abbott. His scientific responsibilities included leading oncology/immunology research at BASF’s central laboratories in Ludwigshafen, Germany, and senior director of biotechnology at BASF Bioresearch Corporation in Cambridge, Massachusetts, USA (from 1989 to 1993). His business experience includes serving as the General Manager of BASF Pharma Netherlands from 1996 to 1998 and as Vice President and GM for Western Europe thereafter. From 1994 to 1995, he led BASF’s acquisition and integration of Boots Pharmaceuticals.

He holds a Ph.D. in biology from the University of Düsseldorf, Germany, and is currently an adjunct research associate professor at the Boston University Medical School, Massachusetts.

Dr. Schollmeier does not hold any shares in the Company's share capital.

Dr. Schollmeier has been nominated for his experience, background and skills.

Contingent upon his appointment as supervisory director of the Company, Dr. Schollmeier will receive compensation for his services as supervisory director consistent with the compensation package approved by the Company's general meeting held on 24 June 2021.

10.	Re-appointment of Craig Allen Tooman as member of the Company's supervisory board (voting item)

The Company's supervisory board has made a binding nomination to re-appoint Craig Allen Tooman as supervisory director of the Company for a period of three (3) years, ending at the end of the annual general meeting of shareholders of the Company to be held in the year 2025.

Craig A. Tooman, MBA, age 56, has served as a supervisory director since 2019. Mr. Tooman has experience in the biopharmaceutical industry spanning more than 30 years, including more than 15 years of such experience as the Chief Executive Officer and Chief Financial Officer at several public companies. Mr. Tooman currently serves as the President, Chief Executive Officer and as a member of the board of directors of Silence Therapeutics. He was previously the Chief Financial Officer of Silence. Prior to joining Silence, from September 2019 to January 2021, he served as CFO and COO at Vyome Therapeutics, Inc. and prior to his tenure at Vyome, from November 2013 to July 2019, Mr. Tooman served as CFO, and then subsequently as CEO and Board Director of Aratana Therapeutics, where he successfully negotiated a merger with Elanco. Before Aratana, from 2005 to 2010, Mr. Tooman served as the CFO of Enzon Pharmaceuticals until its acquisition by Sigma Tau, and prior to that led the $1.1 billion M&A initiative and integration of ILEX Oncology and Genzyme Corporation. Mr. Tooman has also held key positions at Pharmacia, and Upjohn. Mr. Tooman also serves on the Board of Directors of Ondine Biomedical Inc. Mr. Tooman earned his MBA in finance from the University of Chicago and a Bachelor of Arts degree in economics from Kalamazoo College.

Mr. Tooman does not hold any shares in the Company's share capital.

Mr. Tooman has been nominated for his experience, background and skills.

Contingent upon his re-appointment as supervisory director of the Company, Mr. Tooman will receive compensation for his services as supervisory director consistent with the compensation package approved by the Company's general meeting held on 24 June 2021.

11.	Appointment of Dr. Debra Barker as member of the Supervisory Board (voting item)

The Company's supervisory board has made a binding nomination to appoint Dr. Debra Barker as supervisory director of the Company for a period of three (3) years, ending at the end of the annual general meeting of shareholders of the Company to be held in the year 2025.

Debra Barker, age 59, is a seasoned pharmaceutical executive with more than 25 years of experience in drug development and commercialization from Novartis, Roche, SmithKline Beecham and Knoll in Europe, the Americas and Asia. She currently serves as a Non-Executive Director for two additional public companies including BergenBio ASA, a Norwegian Oncology company, and Destiny Pharma PLC, a late-stage British Anti-infective company.

Previously, Debra led as Chief Medical and Development Officer at Polyphor LTD for two years where she was responsible for all aspects of drug development in the clinical, pre-clinical, CMC and regulatory area. From 2006 to 2017 she held various positions at Novartis, where she most recently served as Vice President, Medical Affairs Franchise Head for Ophthalmology as well as interim Franchise Head for Neuroscience. In these roles, she led teams to develop and execute medical communication, clinical trial and opinion leader development activities across the franchises. In addition, she held the role of Regional Medical Director, Asia Pacific for Novartis where she led teams to develop and execute medical communication, clinical trial and opinion leader development activities across the franchises. From 1995 to 2001, Debra held various positions at Roche where she last worked as Regional GCP trainer (Good Clinical Practice) for strategic and operational marketing.

Debra holds a degree in pharmaceutical medicine and received a master's degree in Immunology from King's College in London and a medical degree from Queens' College, Cambridge, UK.

Dr. Barker does not hold any shares in the Company's share capital.

Dr. Barker has been nominated for her experience, background and skills.

Contingent upon her appointment as supervisory director of the Company, Dr. Barker will receive compensation for her services as supervisory director consistent with the compensation package approved by the Company's general meeting held on 24 June 2021.

12.	Appointment of the external auditor for the financial year 2023 (voting item)

It is proposed that KPMG Accountants NV will be appointed and instructed to audit the Company's statutory annual report and annual accounts for the financial year 2023.